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                                                                       EXHIBIT 1




                             GRUBB & ELLIS COMPANY

                                 March 28, 1994


Warburg, Pincus Investors, L.P.
c/o E.M. Warburg, Pincus & Co., Inc.
466 Lexington Avenue, 10th Floor
New York, New York 10017

The Prudential Insurance Company of America
c/o The Prudential Corporate Finance Group
Four Gateway Center
100 Mulberry Street
Newark, New Jersey   07102

         Re:     Grubb & Ellis Company
                 Bridge Financing and Equity Offering Acknowledgment

Ladies and Gentlemen:

         In connection with the proposed Grubb & Ellis Company (the "Company") bridge financing and equity offering, attached is the Grubb & Ellis Bridge Loan and Rights Offering Term Sheet, dated the date hereof (the "Term Sheet"). The Term Sheet sets forth certain terms and conditions for (i) a 13-month bridge facility to be provided by Warburg, Pincus Investors, L.P. ("Warburg"), (ii) a rights offering and subscription warrant conversion, and (iii) modification to certain credit facilities provided by The Prudential Insurance Company of America ("Prudential"). Although the Term Sheet does not specify all of the terms and conditions which would be necessary to consummate the contemplated transactions, it does reflect material provisions negotiated and, we believe, finalized among Warburg, Prudential and the Company, and outlines certain key points of business understanding around which legal documentation can be structured.

         By signing where indicated below, the parties acknowledge that, with respect to the terms and conditions set forth in the Term Sheet, the Term Sheet provisions are final, and the parties consent to and agree to be bound by such provisions, subject to:

         1. Execution and delivery of definitive documents contemplated by or reasonably requested with respect to the Term Sheet, satisfactory in form and substance to each of Warburg, Prudential and the Company, and each of their respective counsel; and

         2. Obtainment of any necessary or reasonably requested third party consents to the transactions contemplated by the Term Sheet, including, without limitation, majority consent of the shareholders of the Company.
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Warburg, Pincus Investors, L.P.
The Prudential Insurance Company
  of America
March 28, 1994
Page 2


         This Acknowledgment shall be binding only upon the execution and delivery of the Acknowledgment by each of the parties hereto. If the foregoing is acceptable, please sign all three enclosed copies. One executed copy should be sent to me by telecopy and all three executed original copies should then be sent to my attention by hand delivery or by overnight courier.

                                          Grubb & Ellis Company


                                          By: /s/ Robert J. Hanlon, Jr.
                                              Name:  Robert J. Hanlon, Jr.
                                              Title: Chief Financial Officer



ACKNOWLEDGED AND CONSENTED TO
AS OF THE DATE FIRST ABOVE WRITTEN:


Warburg, Pincus Investors, L.P.
By: /s/  Warburg, Pincus & Co.,
         General Partner



         By: /s/ Reuben S. Leibowitz
                 Name:Reuben S. Leibowitz
                 Partner


The Prudential Insurance Company of America



By: /s/ John P. Mullman
        Name:  John P. Mullman
        Title: Vice President


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Warburg, Pincus Investors, L.P.
The Prudential Insurance Company
  of America
March 28, 1994
Page 3



                        ACKNOWLEDGMENT OF TERM SHEET FOR
               GRUBB & ELLIS BRIDGE FINANCING AND EQUITY OFFERING


                                   Exhibit A


                                   Term Sheet
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                             GRUBB & ELLIS COMPANY


                                    PROPOSED
                                  BRIDGE LOAN
                                       &
                                RIGHTS OFFERING


                                 March 28, 1994


Grubb & Ellis Company ("G&E") proposes to raise additional equity capital, initially through a bridge loan which is to be refinanced from the proceeds of the subsequent sale of rights (the "Rights Offering") to acquire common stock in the Company. The Rights Offering will occur after the Company obtains the approval of the amendments (the "Charter Amendments") of the Company's Certificate of Incorporation necessary and/or appropriate to consummate the Rights Offering and the other transactions discussed herein from the holders of a majority of the shares of the Company's voting stock including a majority of the holders of the shares of the Company's common shares other than Warburg, Pincus L.P. ("Warburg") and The Prudential Insurance Company of America ("Prudential") while the short term financial needs of the Company are met through the bridge financing.

Bridge Financing

         . The Company proposes to enter into a bridge loan agreement with Warburg which would mature 13 months from initial advance.

         . The loan would be secured by a cash collateral account pursuant to a cash collateral account agreement under which substantially all of the Company's commercial real estate brokerage revenues would flow through the collateral account. Prudential will also have a lien on this collateral subordinated to Warburg's lien as will be set forth in an intercreditor agreement between Prudential and Warburg.

         . The interest on the outstanding loans under this agreement would be 5%, provided, however, that in the event that shareholder approval of the Charter Amendments was not obtained the interest rate would retroactively increase to 10%. Interest computed without compounding, will be due on maturity of the note or refinancing, whichever occurs first.

         . The proceeds of the Rights Offering will be used to (1) cover transaction costs associated with these transactions, (2) retire the bridge financing, and (3) meet the Company's operational needs.

         . Warburg will convert its redeemable preferred stock into equivalent non-redeemable preferred stock and will relinquish the anti-dilution provision
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Proposed Bridge Financing
  & Rights Offering
03/28/94
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                 of its preferred stock and warrants with respect to
                 issuance of common stock and common stock equivalents at less than the conversion or exercise price; however, pre-existing warrant exercise prices will be reduced to $3.50 effective as of the date of the Rights Offering. At such time as the coupon on Prudential's preferred stock would increase above the rate of Warburg's preferred, then Warburg's coupon will increase by the same amount.

         . The Company will not be required to represent and warrant that it is in compliance with the terms of its financing agreement with Prudential.


Rights Offering and Subscription Warrant Conversion

         . The Company will offer the rights for sale to the holders of all of G&Es common stock.

         . Each common shareholder will be entitled to acquire one right for each share of common stock owned.

         . Common shareholders may in addition to their own existing rights to subscribe to additional shares, oversubscribe to the extent that unsubscribed shares are available from other shareholders; however, shareholder or affiliated group oversubscriptions will be limited to an amount equal to the existing holding.

         . Warburg will stand behind the offering and acquire any of the rights which have not ultimately been acquired by the public shareholders up to an amount not exceeding $10 Million, plus any accrued interest on the bridge loan.

         .       The rights price will be $2.375.

         .       The rights will not be tradeable.

         . Notwithstanding the foregoing, for this transaction only, Warburg will retain certain antidilution provisions in the warrants and preferred stock currently held by Warburg and the exercise price of the contingent warrants currently held by Warburg will be repriced at $2.375.

         . As consideration for providing the bridge loan and standing behind the Rights Offering the Company will grant Warburg approximately 325,000 warrants
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Proposed Bridge Financing
  & Rights Offering
03/28/94
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                 which will result in fully diluted ownership of
                 approximately 52.70%, if none of the common stockholders acquire their shares. These warrants would have an exercise price of $2.375.


Prudential Modifications

As part of this proposal certain modifications in Prudential's financing will be completed. The following is subject to documentation satisfactory to all parties. These are:

         . It is agreed that no amortization of the Senior Notes, Revolver or PIK Notes will occur prior to November 1, 1997. Thereafter amortization will occur as follows. The $5 Million revolver will mature November 1, 1999. The $10 Million Senior Note will amortize in two equal installments on November 1, 1997 and 1998. The Subordinated PIK Notes will amortize in two approximately equal installments on November 1, 2000 and 2001.

         . The interest rate on the revolver and the senior notes will remain unchanged. The interest rate on the PIK notes will increase from 10.65% to 11.65% on January 1, 1996 and remains constant thereafter until maturity.

         . Effective at the time of the initial funding of the Warburg loan, Sections 6(a), 6(d), 6(e) and 6(g) of the Senior Note, Subordinated Note and Revolving Credit Note Agreement dated as of November 2, 1992 covering working capital, cumulative operating losses, capital expenditure and clean down requirements shall remain in force, but the effectiveness of these sections will be suspended until April 1, 1997. Prudential agrees to waive certain covenants in the Note Agreement as set forth in the Note Agreement Waiver attached hereto. In addition, the specific prohibition of a sale of Axiom will be eliminated and, in the event such sale does occur, it will be captured under the existing asset sale provision. As of April 1, 1997 and quarterly thereafter the Company will be required to meet an interest coverage ratio of 2:1 the test of which will be EBITDA, as defined below, to total interest expense on a rolling 12 months basis.

         . Commencing January 1, 1998, in addition to the debt payments in the above schedule, the Company will make supplemental debt amortization payments in each year (50% on July 1 and 50% on October 1), if it meets the following test. If in the preceding year, Adjusted Cash Inflow exceeds $5 Million, then
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  & Rights Offering
03/28/94
Page 4



                 the Company will pay to Prudential 75% of such excess as a supplemental debt amortization payment which will be applied to the PIK debt in reverse order of maturity. Adjusted Cash Inflow is defined as earnings before interest, taxes, depreciation and amortization ("EBITDA") less the sum of (a) Axiom Pre-tax Earnings net of any debt repayments or dividend payments from Axiom; (b) interest paid in cash; (c) taxes paid in cash; (d) the above amortization paid in the year; and (e) any supplemental debt payment paid in the year.

         . Prudential will convert its redeemable preferred stock into equivalent non-redeemable preferred stock with a coupon rate increase effective January 1, 2002 to 10% with further increases of 1% per year effective January 1, 2003 and January 1, 2004 and 2% per year effective January 1, 2005 and each January 1 thereafter.

         . Prudential will work with the Company in a good faith effort to permit the Company's subsidiary, Grubb & Ellis Asset Services Corporation, to re-enter the government contracting business with the RTC and the FDIC. Prudential's support in this effort may include, but not be limited to the following so long as it is a disqualified person: (1) to waive, but not relinquish, its right to appoint Company Directors and (2) to waive, but not relinquish all rights other than registration rights under the shareholders agreement and (3) to the extent that its stock entitles Prudential to cast more than 24.9% of the votes which all stockholders are eligible to cast on any matter, to grant a proxy to the board of directors to vote the excess shares (but only the excess shares) on such matter in proportion to the vote thereon of all stockholders other than Prudential.

         . In the event that Warburg converts its preferred stock and the Company's investment bankers advise the Company that they deem it necessary to retire Prudential's preferred stock in order to complete a public offering of the Company's common stock on the most favorable terms, Prudential will be obligated to convert its preferred stock, provided, that, if Prudential is required to convert its preferred stock at a time when the common stock would have a value less than the accreted value of the preferred stock which is the sum of the par value of the preferred stock plus accreted dividends, then at the option of Prudential, the preferred stock may be redeemed at such accreted value or Prudential may convert its preferred stock into common stock.

         . Prudential will relinquish the anti-dilution provisions of its preferred stock and its warrants with respect to issuances of common stock and common stock
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Proposed Bridge Financing
  & Rights Offering
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                 equivalents at less than the conversion exercise price;
                 however, pre-existing warrant exercise prices will be reduced to $3.50 effective as of the date of the Rights Offering.

         . Prudential will grant such waivers as described in the Note Agreement Waiver of even date herewith relative to the end of 1993 and the end of the First Quarter, 1994 to permit the Company to be in compliance with the provisions of its agreements with Prudential.

         . In the event that the Company elects to make a public offering subsequent to this financing none of the proceeds of such financing will be required to pay down debt.

         . As a consideration for modifying its loan agreement with the Company, Prudential would be granted 150,000 warrants to purchase the Company's common stock which will result in fully diluted ownership of approximately 18.24%, but not less than 18%. The warrants will have an exercise price of $2.375.

         . Upon funding under the Warburg Bridge Loan Agreement the Company will pay Prudential the interest payment due February 1, 1994 together with interest at the overdue interest rate and will pay Prudential all of its legal costs and out of pocket expenditures incurred in connection with the waivers and modifications referenced herein.


Note

All share amounts and percentages do not reflect any adjustments for shares to be tendered as a result of the reverse stock split which have not been received; however, these adjustments should be modest.